UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 70441 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olimpia Partners (USA) LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 Toyopa Drive
(No. and Street)

| Pacific Palisades | CA | 90272 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer 678-525-0992
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP, CPA's
(Name – *if individual, state last, first, middle name*)

| 4601 DTC Boulevard, Suite 700 | Denver | CO | 80237 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Maurice Marchesini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olimpia Partners (USA) LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED NOTARIZED CERTIFICATE INITIAL A.A.

Signature

Managing Partner

Title

A.A.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT**

**GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Los Angeles_

Subscribed and sworn to (or affirmed) before me on

this _20th_ day of _February_ , 20_21_ , by
   Date         Month       Year

(1) _Mauricio Marchesini_

(and (2) _____ ),
           Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
          Signature of Notary Public



ALDO ALDANA
Notary Public – California
Los Angeles County
Commission # 2187222
My Comm. Expires Apr 15, 2021

*Place Notary Seal and/or Stamp Above*

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———————— **OPTIONAL** ————————

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: _Oath of Affirmation_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

**Olimpia Partners (USA) LLC**

Financial Statements for the year ended
December 31, 2020
and Report of Independent Registered Public Accounting Firm

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.



**SPICER JEFFRIES LLP**
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Olimpia Partners (USA), LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Olimpia Partners (USA), LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Spicer Jeffries LLP*

We have served as the Company's auditor since 2020.

Denver, Colorado
February 17, 2021



**Olimpia Partners (USA) LLC**

**Statement of Financial Position**
**December 31, 2020**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 181,861 |

**Liabilities and Member's Equity**

**Liabilities:**

| | | |
|---|---|---|
| Accounts payable | $ | 1,089 |
| Paycheck Protection Program (PPP) loan | | 16,315 |
| Total liabilities | | 17,404 |
| **Member's equity** | | 164,457 |
| **Total liabilities and member's equity** | $ | 181,861 |

The accompanying notes are an integral part of this financial statement.

**Olimpia Partners (USA) LLC**

**Notes to Financial Statements**
**December 31, 2020**

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1. **Organization and Nature of Business**

Olimpia Partners (USA) LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) effective August 18, 2020. The Company is located in the state of California and was organized as a limited liability company (LLC) in the state of Delaware on May 21, 2018. As a limited liability company, the members' liability is limited to their equity contributions. The Company provides private placements of securities (as placement agent only) and merger and acquisition (M&A) advisory services to its customers.

2. **Summary of Significant Accounting Policies**

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.

The Company is engaged in a single line of business as a securities broker-dealer.

Accounts receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The carry amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. The Company had no receivables at December 31, 2020.

Revenue from contracts with customers

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers ( "ASC 606"). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

Revenue from private placements and M&A advisory services is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

**Olimpia Partners (USA) LLC**

**Notes to Financial Statements**
**December 31, 2020**

---

2. **Summary of Significant Accounting Policies (continued)**

Income taxes

The Company, as a limited liability company, is taxed as a partnership. The members are responsible for reporting their share of the Company's net income/loss on their individual income tax returns. Accordingly, no provision for income taxes is provided in the financial statements. The members file income tax returns in the U.S. in both federal jurisdiction and state jurisdictions.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2020, the Company had net capital of $180,772 which was $175,772 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .006 to 1.

4. **Paycheck Protection Program (PPP) loan**

The Company received a loan in the amount of $16,315 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan was made in May 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The Company has spent 100% of loan proceeds to pay eligible expenses. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 10 months from the last date of the covered period. The loan may be repaid at any time with no prepayment penalty.

5. **Subsequent Events**

Management evaluated subsequent events through February 17, 2021, the date the financial statements were issued.